

mindcurrent

Stress Less.
Live More.



Team



Sourabh Kothari
CEO

STORYTELLER
Held sales and marketing roles at the world's largest brands. Built Emmy-nominated programs.



Dr. Drew Brazier
Chief Product Officer

PSYCHOLOGIST
Created multiple online learning platforms and performance psychology practices. Nationally recognized executive coach and keynote speaker.



Daniel Cunningham
CTO

ENTREPRENEUR
Multiple tech startup exits, including IPO. Organic rancher. Big data fanatic. Active angel investor. Considers this his most meaningful venture, ever.

Advisors



Corinne Federer

NIKE
Supply and inventory management executive with extensive experience in product development. Blockchain evangelist. Tech nerd.



Dr. Barb Jochum

THERAPIST
Adjunct professor and experienced therapist with primary focus on trauma, depression, anxiety, and relational issues.



Dr. Elia Gourgouris

BEST-SELLING AUTHOR
Executive coach, author, and business consultant. Internationally recognized keynote speaker, relationship expert, and Founder of The Happiness Center.



Andrew Jensen, CRNA

PEACEHEALTH
Experienced Certified Registered Nurse Anesthetist. Affiliated with numerous hospitals. Expert in pain management, patient care, and recovery.



Kevin Bierly, CPA

FINANCIAL CONSULTANT
Seasoned management consultant and Certified Public Accountant with 25 years of professional consulting and accounting expertise.

Problem

Stress
is literally killing us.

Women
more than men.

Working mothers
most of all.



% of Americans by age experiencing stress, worry, and anger [1]



Women aged 35 to 49 are 21% more stressed at work than men [2]



Increased stress levels for working mothers (compared to other workers) [3]

Sources:
[1] Gallup: https://news.gallup.com/poll/249098/americans-stress-worry-anger-intensified-2018.aspx
[2] https://www.forbes.com/sites/louisechunn/2019/03/26/women-are-at-breaking-point-because-of-workplace-stress-wellbeing-survey-from-cigna/#2fbf66c77df6
[3] https://www.theguardian.com/money/2019/jan/27/working-mothers-more-stressed-health

Market



$677B

$300B



Corporate Wellness

$977B Opportunity

- Every year, workplace stress costs $677B [2] for European businesses and $300B [3] for US businesses

- Rampant misuse of data by employers and insurance providers

Personal Wellness

$595B Opportunity

- Fitness and Mind-Body Wellness is now a $595B consumer market [1]

- Rapid global growth for hardware, services, and digital platforms.

Sources:
[1] Global Wellness Institute: https://globalwellnessinstitute.org/press-room/statistics-and-facts/
[2] http://website-pace.net/documents/19855/4491159/20181204-WorkStress-EN.pdf/6c87997b-366a-4a92-8e80-b540d4cc06d8
[3] https://www.cnbc.com/2019/05/31/workplace-stress-is-reaching-epidemic-levels-4-tips-to-keep-you-sane.html

mindcurrent


Stress Less. Live More.
Let's Get Started

Splash Video

People. Living. Loving. Laughing.


Daily Focus
Gratitude
"Happiness does not come as a result of getting something we don't have, but rather of recognizing and appreciating what we do have."
- Fredrick Koenig
In less than 2 minutes each day Daily Focus opens your mind around one power word to live out throughout the day.
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mindcurrent


Hi Daniel, How are you feeling?
Stress level: Moderate
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Stress Awareness

Take a moment to notice how stressed you are right now. Swipe your thumb and capture your stress level.


I'm moderately stressed about thoughts and body because …
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Reflection

Categorizing stress allows you to focus on what may be causing it.


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Reward

Instant acknowledgement, encouragement, and progress visualization help reinforce positive behaviors. Especially when forming new habits.

mindcurrent


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Stress Pattern

Your Reflections create your Stress Pattern. Selecting an Influence shows just those entries on your timeline.


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Stress Trendline

After 20 Reflections, your Stress Trendline emerges.


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Heart Rate + Trendline

For Apple Watch customers.

mindcurrent


Search
Recommended
Creating More Time
Get past overcommitting your time.
Learn to say "No" with kindness.
Set boundaries for your time.
Starry Night
Relax your entire being.
Come down after a long day.
Feel more centered.
Rethinking Mom Guilt
Reduce stress as a mom.
Feel great no matter where you are.
Learn to let go of the small things.
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Personalized Recommendations

Your stress is unique, just like your personality. Recommendations are provided based on your profile and preferences.


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3 of 4
Rethinking Mom Guilt
Series
Over the span of 9 days you will receive a lesson from Mindcurrent's Jessie Williams. Each lesson is designed to help you reduce stress as a mom and feel great no matter where you're at and who you're with. You will have one lesson opened up each day, as the focus is on taking action.
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Series

To reduce stress in key areas, such as parenting, you may need to learn new skills or try new methods. Our experts guide you through these changes one step at a time, day by day.


Jessie Williams
Series
Rethinking Mom Guilt Lesson 2
00:08
01:55
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Fresh Daily Content

We currently have ongoing content creation with 8 leading experts on Health, Happiness, Stress, Mindfulness, Parenting, Relationships, Work, and Student Life



Corporate

- Actionable insights across all users

- Key stressors and high stress factors

- Real-time transparency without compromising privacy

Personal

- Private and anonymous

- Diverse experts for personalized support

- Personal and professional development

- Group participation drives results for everyone

mindcurrent

Customers

Consumer-Focused

New version built on data and feedback from more than 25,000 users across 40 countries.

App Store Ratings

" I am absolutely delighted by the experience of Mindcurrent. It has made so many things so much easier. The interface is brilliant. "

★★★★★

" I love this app!! It is beautiful, easy, concise and offers great resources. The talks are short enough to fit in a busy day and offer realistic steps and options that you can implement. Can't wait to explore more! "

★★★★★

" What an awesome application! Allows you to focus, center, and improve yourself. Can't wait to see more from experts like Paige Roberts! "

★★★★★

" As a working mother, awareness of my energy shifts will help me be focused, productive and share my best self with those I love most. Love the personalized design, ease and flexibility! "

★★★★★

Corporate Customers

We switched to a B2B2C model late last year and we now have pilot customers (starting in Q2) in the following industries.

Education & Non-Profit













BOOT CAMPAIGN

UT DALLAS
The University of Texas at Dallas

Financial Services

CENTURA WEALTH ADVISORY

JOHNSTONE FINANCIAL ADVISORS

Government

Beaverton OREGON

BEAVERTON POLICE DEPARTMENT
COURAGE COMPASSION INTEGRITY

Technology

Silicon Valley
Mobile Company

Silicon Valley
Cybersecurity Company

Partnerships

Stress management is a rapidly growing industry and key players are seeking an intelligent digital platform that provides measurable outcomes.



CENTER *for* BRAINHEALTH®
BRAIN PERFORMANCE INSTITUTE

Evaluating Mindcurrent for their Fortune 500 clients who spend 3-5 days with them every few months for cognitive, focus-based, mindfulness training.

Mindcurrent offers continued engagement and measurable results for individuals and groups.

Funding

Friends, Family & Awards	Pre-Seed Crowdfunding	Seed	Series A	Series B
2018 – 2019	2020 Feb	2020 Oct	2021 Jul	2022 Jul
$615K	$200K	$600K + $1.2M	$2M	$10M
Convertible Notes	SAFE	Seed Shares + Warrants	Series A Shares	Series B Shares
Valuation: $3M	Valuation: $4M	Valuation: $5M	Valuation: $24M	Valuation: $120M
Build Team Build Prototype Product-Market Fit	Subscribers: 0-5K	Subscribers: 5K – 50K	Subscribers: 50K-250K	Subscribers: 250K+



mindcurrent

Stress Less.
Live More.

